



SampleServe

Environmental Sampling and Data Reporting Automation

Russell Schindler
231-218-7955
russell@sampleserve.com

Investigations and Reporting Required By Law!



Detailed Reports Required By Law!



Analytical Box Maps



Comparison Data Tables

Groundwater Contour Maps



Iso-Chemical Contour Maps



Iso-Chemical Cross-Sections



All Types of Graphs

Days or Weeks to Generate = $2,000-$4,000 each















The Problem –
Project Management and Data Management.



Project Management - Work Scope Details



Handwritten Data & Field Notes



Handwritten Sample Bottle Labels



Handwritten Lab Instructions



Manual Data Entry



The Solution:
Platform of Connected Software and Mobile Apps









Work Scope → Mobile Field App → Lab App → Reports → (cycle)

Central Database







4 Parts To The Platform

1 -

Project Management Tool

2 -

Field App - QR Code Label Printing

3 -

Lab App – Logging Samples

4 -

Report - Generator

Key Technology: Digital Chain-Of-Custody



Sample



- **Username and Password**
- **Signature**
- **Selfie**
- **Date/Time & GPS Location**
- **Print Label w/ Bar-Code and/or QR-Code**
- **Patents Include Other Bio-metrics**

Patents #10,198,676 and #10,281,367



Key Technology: Digital Chain-Of-Custody



Relinquish Custody

Accept Custody

Patents #10,198,676 and #10,281,367

Business Model

Revenue From the Report Generator

Project Management Tool



Field App - QR Code Label Printing



Lab App - Logging Samples





Freemium

$15 / Sample – Report Cost Based On Number Of Samples Collected



The Environmental Engineering Services Market

Annual Environmental Eng. Fees Spent World Wide (Billions US)

$29.7 — 2016

$32.8 — 2018

$37.5 — 2021

$43.8 — 2025

Driven by ever-increasing environmental regulations and environmental liability!



Opportunity

18,000

Engineering Co's

135 M

Average Number of Samples Per Year

7.5 M

Average Number of Reports Per Year

$270

Average Price/ Report

$2.0 BN

Addressable Market



Customer Acquisition & Traction

Sales & Marketing

Partners & Labs

Eng. Co's

Small Co's

Enterprise

Channel Partners

25% - 40% Of Revenue

40% - 50% Of Revenue

25% - 40% Of Revenue



Projected Financials

SampleServe, Inc. - Software
Financial Summary

Income Statement	2020	2021	2022	2023	2024
Units - Samples (~ $15 each)	*8,520*	*67,140*	*424,440*	*1,349,280*	*3,769,800*
Net Revenue	**127,800**	**1,007,100**	**6,366,600**	**20,239,200**	**56,547,000**
Cost of Goods	4,569	10,597	25,239	60,114	143,179
Gross Margin	**123,231**	**996,503**	**6,341,361**	**20,179,086**	**56,403,821**
General and Administrative	179,975	261,249	292,082	323,327	353,288
Sales and Marketing	175,112	1,385,333	3,250,323	5,770,575	9,478,708
Research and Development	619,867	1,187,292	1,652,666	2,060,011	2,687,252
Operating Expenses	974,954	2,833,874	5,195,072	8,153,913	12,519,249
EBITDA	**(851,723)**	**(1,837,371)**	**1,146,289**	**12,025,172**	**43,884,572**
Net Income	**(856,612)**	**(1,885,069)**	**703,650**	**7,804,890**	**44,349,485**
Cash Balance	**3,739,341**	**1,879,689**	**2,520,851**	**9,875,980**	**54,867,387**
Aggregate Outside Equity	**4,600,000**	**4,600,000**	**4,600,000**	**4,600,000**	**4,600,000**
Total FTE	**10**	**27**	**48**	**69**	**90**

Yearly Value of 1 Project = $1000 - $4,000
Lifetime Value of 1 Project = $10,000 to $100,000



The Competition



		SampleServe	Status Quo Eng. Co.'s	Promium	Data Forensics	QNOPY	ATLab
Field App	Digitally Record Field Data	Yes	No	Yes	Yes	Yes	Yes
	Printed QR Coded Labels	Yes	No	No	No	No	No
	Digital Chain-Of -Custody	Yes	No	No	No	No	No
	Low Flow Calculator	Yes	No	No	No	Yes	No
	Fees	No	Yes	Yes	Yes	Yes	Yes
Reports	Data Box Maps	Yes	Yes	Yes	Yes	No	No
	Groundwater Contours	Yes	Yes	No	No	No	No
	Iso-Chemical Contours	Yes	Yes	No	No	No	No
Lab App	Direct Communication	Yes	No	No	No	No	No
	Lab Bottle Orders	Yes	No	No	No	No	No
	Lab Sample Login	Yes	No	No	No	No	No
	Find My Bottle	Yes	No	No	No	No	No



The SampleServe Team

Russell Schindler



- **CEO**
- **Professional Geologist**
- **33 Years Experience**

Frank Swierz



- **CTO**
- **Leads Product Development.**
- **20 Years with Thomson Reuters**

Paul Mead



- **Operations**
- **Strategy and Execution**

Eric Bergsma



- **Controller**
- **MBA**
- **34 Years Experience**



Additional Market Verticals / Products

Drinking Water Sampling



BETA Version Released Jan. 30, 2020

Cannabis Sampling



BETA Version Nov. 2020

Soil Boring Log & Sampling



BETA Version Feb. 2021

COVID-19



Soil Vapor Sampling



Wastewater Sampling



Air Stack Sampling



Wetlands/Aquatics Sampling



Asbestos Sampling



Forensic Sampling







Fund Raising
$250,000

- **Bridge Round: $250,000**

- **Previous**:
  - **Seed 2 Round:** $765,000 ended Feb 2020
  - **Seed 1 Round**: $1,100,000 closed Feb 2019
  - **$300,000**, 3-year note (converted to Equity Dec. 2019)

  Anticipated Future Round: $3Mil 2nd Quarter 2021

- **USE OF FUNDS**
  - Customer Acquisition/Support



Anticipated Exit In 3 - 6 Years
Via Acquisition.

Software Companies

   

Engineering Companies

    

Laboratories

   

Russell Schindler
231-218-7955
schindler@sampleserve.com







SampleServe

Thank You!

Russell Schindler
231-218-7955
russell@sampleserve.com